UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 31, 2024	By:	/s/ Ajay Agarwal
	Name:	Ajay Agarwal
	Title:	Company Secretary and Head – Group Oversight

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this report pursuant to the General Instructions for Form 6-K.

Exhibit No. 99

Description

Corrigendum issued by HDB Financial Services Limited (“HDBFS”), subsidiary of HDFC Bank Limited (“Bank”) dated October 31, 2024 with respect to filing of Draft Red Herring Prospectus